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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the Annual Report filed in April, 2000

                      ------------------------------------

                          TEEKAY SHIPPING CORPORATION

                       Fourth Floor, Euro Canadian Centre
                      Marlborough Street & Navy Lyon Road,
                            P.O. Box SS-6293 Nassau,
                                  The Bahamas
                                 (242) 322-8020
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                  Form 20-F  ___                Form 40-F  __

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                         Yes  __                No  __

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
Please find attached as Exhibit A the Company's Annual Report for the year ended December 31, 1999 which was mailed to shareholders on or about March 31, 2000.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                              TEEKAY SHIPPING CORPORATION

Date: April 28, 2000                          By /s/ Peter S. Antturi
                                                 -------------------------------
                                              Name:  Peter S. Antturi
                                              Title: Vice-President, Treasurer
                                                     and Chief Financial Officer

                                   Exhibit A

                                    [ARTWORK]




                                    ON COURSE



















          Teekay Shipping Corporation Annual Report December 31, 1999




                                 [TEEKAY LOGO]

CONTENTS
01        Financial Highlights
03        Chairman's Message to Shareholders
06        President's Report to Shareholders
10        Market Review
15        Fleet Profile
18        Management's Discussion & Analysis
24        Auditor's Report
25        Consolidated Financial Statements
28        Notes to Consolidated Financial Statements
36        Five Year Financial Summary
37        Board of Directors
38        Corporate Information


CORPORATE PROFILE



Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-sized (Aframax) oil tankers. Headquartered in Nassau, Bahamas, with offices in 11 other countries, Teekay employs nearly 300 on-shore and more than 2,700 seagoing staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major international oil companies, traders and government agencies worldwide. The Company's common stock is listed on the New York Stock Exchange and trades under the symbol "TK".


Leverage(2)                     Revenue                          Capital Expenditures
%                               $ Millions                       $ Millions
-----------                     -------                          --------------------
[BAR CHART]                     [BAR CHART]                      [BAR CHART]


As at March 31                  Fiscal Year Ended March 31       Fiscal Year Ended March
(1) As at December 31, 1999     (1) 9 months ended               (1) 9 months ended
(2) Net debt/capitalization     December 31, 1999                December 31, 1999
                                                                 -  Vessels and equipment,
                                                                    gross
                                                                 -  Drydocking

FINANCIAL HIGHLIGHTS

                                                                 9 Months Ended     Year Ended
                                                                   December 31,      March 31,
(In thousands of U.S. dollars, except as otherwise indicated)           1999 *          1999
                                                                  -----------       -----------
Income Statement Data
  Net voyage revenues                                             $   248,350       $   318,411
  Net income (loss)                                                   (19,595)           45,406
Balance Sheet Data
  Total assets                                                      1,982,684         1,452,220
  Total stockholders' equity                                          832,067           777,390
Per Share Data
  Net income (loss) per share                                           (0.54)             1.46
  Weighted average shares outstanding (thousands)                      36,384            31,063
Other Financial Data
  EBITDA                                                               89,839           186,069
  Net debt to capitalization (%)                                         50.8              39.6
  Capital expenditures:
    Vessel purchases, gross                                           452,584            85,445
    Drydocking                                                          4,971             7,213
Operating cash flow per ship per day                                    5,177            11,171
                                                                  -----------       -----------

* (Teekay has changed its fiscal year end from March 31 to December 31, effective December 31, 1999)

Cash Flow(2)                    Earnings Per Share              Net Income
$ Millions                      $ US                            $ Millions


[BAR CHART]                     [BAR CHART]                      [BAR CHART]

Fiscal Year Ended March 31      Fiscal Year Ended March 31       Fiscal Year Ended March 31
(1) 9 months ended              (1) 9 months ended               (1) 9 months ended December 31, 1999
December 31, 1999               December 31, 1999
(2) Earnings before
interest, taxes,
depreciation and
amortization (EBITDA)

2



GROWTH

                          WITH THE SUCCESSFUL ACQUISITION of Bona Shipholding, Teekay now possesses a truly global reach with offices and service routes throughout the world. Commercial activity is conducted from offices in London, Houston, Singapore, Tokyo and Oslo providing 24 hour coverage to customers.

creating a worldwide
           transportation network


           [ARTWORK]

CHAIRMAN'S MESSAGE TO SHAREHOLDERS






By continuing to position ourselves as a leading consolidator in a fragmented industry, by maintaining our financial strength and preserving our commitment to the highest standards of professionalism, we believe that we are the shipping company of the future.

                                  [PHOTOGRAPH]

                                  Sean Day
                                  Chairman of the Board of Directors

1999 was a year in which we laid a solid foundation for our future success. Nevertheless, I am disappointed that we report poor earnings in my first year as your Chairman. This was a year in which rates plummeted in the face of weak demand, and our fleet encountered the most difficult trading conditions since the early 1990s. However, it appears we have passed the bottom of this cycle and I am confident that the resources that we have committed to acquiring and merging with Bona Shipholding, as well as the time and effort we have spent on our internal reorganization and streamlining this past year, will reap rewards in the future.

We cannot escape the cyclical nature of our industry, much as we would wish otherwise. As demand for oil around the world fluctuates, and as ship owners collectively decide to build or scrap vessels, the demand for our services will vary. Our challenge is to ensure that we achieve superior returns on our capital employed and increase our shareholders' value in our stock over the course of each cycle, measured from beginning to end.

How will we achieve this goal? We continue to position ourselves to do so. Today we are a leading consolidator in a fragmented industry. We are a transparent public company in an industry dominated by small private operators. We adhere to the very highest standards of safety in an industry that, lamentably, still tolerates sub-standard

4


vessels. We are financially strong and are committed to serve our customers with professionalism. We believe that we are the shipping company of the future.

Recently a 25 year old tanker in poor condition split in half in bad weather and spilled its cargo, causing extensive damage to much of the French Atlantic coastline; the owner of the vessel could not even be identified for many weeks after the accident. This environmental disaster is having an impact on Europe and the public is demanding that our industry be accountable for this catastrophe. In the face of this tragedy, oil companies and other charterers will be looking to professionally managed, well-capitalized companies like Teekay as their carriers of choice in the future. We are ready to meet that challenge!

I am proud to be a member of the Teekay team. I would like to pay tribute to my predecessor, Axel Karlshoej. Axel did an extraordinary job of maintaining the vision of his late brother, Torben Karlshoej, the founder of our company. Axel led our company with style and enthusiasm and we are very glad that he continues on our Board as Chairman Emeritus. Thanks, too, to our customers for their steady support, to the 3,000 Teekay employees worldwide whose teamwork is critical to our success, and to our shareholders who share our vision!

[ARTWORK]

Oil companies and other charterers will be looking to professionally managed, well-capitalized companies like Teekay as their carriers of the future.

/sig/  Sean Day
Chairman of the
Board of Directors

                          CONTROL

  FROM SHIP TO SHORE, every area of Teekay is committed to minimizing operating expenses without compromising the Company's reputation for excellence. The Company's large, uniform fleet of modern ships means greater efficiency and lower costs, while participation in MARCAS, a marine purchasing cooperative, creates further cost savings for commonly purchased services and materials.




  managing cost-effective operations


                                    [ARTWORK]

6


PRESIDENT'S REPORT TO SHAREHOLDERS





Careful planning and a long-term vision have allowed us to successfully manage a severe market downturn and lay the groundwork for improved profitability.

This past shortened nine month fiscal year was a dynamic period in the tanker market, in the oil industry and in Teekay alike. We believe the tanker market cycle bottomed out with very weak rates, then turned a corner in the latter part of the year, moving towards improved tanker supply and demand fundamentals. The consolidation among the world's oil companies changed our customer landscape, providing tremendous opportunities for Teekay in the process. Within Teekay itself, we focused on three critical areas affecting shareholder returns: revenue enhancement; cost management; and reduction of the average invested capital per ship.

Teekay's most visible highlights of 1999 included our $450 million acquisition of Bona Shipholding, a series of advances in major customer relationships and our key role in helping establish MARCAS, an innovative purchasing co-operative. Behind the scenes there were significant changes too. We completely restructured our marine operations into ship teams for improved efficiency. We launched a visionary new long term strategy in the critical area of seastaff manning and training; we initiated a major upgrade of information systems; and we instigated a drive to cut costs beyond those already identified from the Bona transaction.

I am pleased to report that the Bona acquisition was concluded on schedule and without any disruption to operations. Our customers report that they continue to enjoy the high quality of service they expect from Teekay, confirming that the substantial effort that went into transitional planning was time well spent.

One of the effects of integrating Bona was a change in fiscal year-end. Accordingly, this Annual Report covers the nine month period from April 1, 1999 to December 31, 1999.

The impact of the cyclical downturn in the tanker market is reflected in the weak results for the nine months ending December 31, 1999. During this period, the Company recorded a net loss of $19.6 million compared to net income of $45.4 million for the 12 month period to March 31, 1999.

Tight cost controls and effective voyage management have traditionally enabled us to outperform the market and consistently realize a higher average cash flow per ship day relative to our industry. We have maintained our cash flow premium in this year, where the significant decline in the market saw the Company's operating cash flow per ship day fall from $11,171 in the 12 month period ending March 31, 1999 to $5,177 for the nine month period ending December 31, 1999.

[PHOTOGRAPH]

Bjorn Moller
President and CEO

Throughout the current downturn, our Australian operations have continued to generate a steady cash flow of $14,643 per day. Similar performance levels are expected to continue for the duration of these long-term contracts.

Despite the results of the past nine months, we are pleased to note some encouraging indications that the tanker market is poised for an upturn. Commencing in 1998 and continuing throughout the first half of 1999, a slowdown in world oil consumption brought about by the Asian economic crisis, coupled with OPEC production cuts, sharply reduced tanker demand. Simultaneously, tanker supply increased as a large number of newbuildings, ordered at the last market peak in 1997, entered the market. The resultant effect was downward pressure on tanker freight rates.

Industry statistics now clearly show that world GDP and oil consumption have returned to strong growth rates. OPEC, however, has maintained its oil production cuts in order to draw down oil inventories and drive up oil prices. As an example of the impact of this policy, U.S. oil inventories in early February 2000 reached a 20 year low. In order to avert a global shortfall of oil products, production will need to increase in the coming months, something which would have an immediate positive impact on tanker demand.

Our industry is also experiencing its highest scrap rate of old tankers in 14 years. This is likely to continue with 15% of the world tanker fleet reaching 25 years of age in the next two years, particularly at a time when international regulations continue to place increased pressure on companies to retire older tonnage. Shipyard orderbooks are full for the next two years or more, capping the number of new tankers that will enter the market in the next two years.

Teekay is in an excellent position to take advantage of a tanker market recovery. We have a large uniform Aframax fleet with an average age of only 8.6 years, a streamlined operation able to react quickly to customer requirements and a culture that encourages cost efficiency and continuous improvement.

We have capitalized on the current lull in the tanker market to increase operating leverage, cut costs and strengthen our management and technology infrastructure. These strategies are consistent with our philosophy of stimulating growth while preserving our core strengths, and will serve to enhance our financial returns and earnings power as the market recovers.

The Bona transaction immediately increased our presence in the Atlantic basin from six to 32 ships and increased Teekay's overall size by approximately 50%. With the successful integration of the two companies to date, we enjoy a significant and far-reaching competitive advantage in being able to offer our customers a single and flexible source of global Aframax oil transportation. The timing of the Bona acquisition at the bottom half of the cycle has resulted in a significant reduction in the net

                                    [ARTWORK]

As the pace of change in our industry accelerates, our focus on continuous improvement sees us well positioned to capitalize on the next upturn in the tanker cycle.

8


income break-even level of our fleet, raising our earnings power.

Last year we estimated that we would see annual merger cost synergies of approximately $10 million by July 2000; $6.5 million through the elimination of duplicated overhead and $3.5 million in operating costs. These projections remain on track.

Our role as co-founder of the MARCAS marine purchasing co-operative has provided the cumulative buying power of 225 vessels, allowing us to effectively reduce costs on commonly purchased services and materials. These include items such as lubricating oil, paints, chemicals and welding supplies. Our intention is to grow MARCAS further.

A major Teekay goal to become our customers' service partner of choice has seen the Company become increasingly more proactive in meeting our customers' evolving needs. As a result, we have secured a number of contracts in the Atlantic basin. These flexible, often high volume contracts benefit our customers and at the same time enhance our fleet utilization and provide us with preferred access to premium trade routes.

A key to this customer focused approach lies in improving communications, both within the Company and with our customers. Consolidating and centralizing our operations has helped to simplify our structure and deliver superior customer service and communication.

And, of course, Teekay continues to maintain a worldwide network of chartering offices which provide 24 hour coverage to our customers.

The move to ship teams has streamlined our internal information flow, strengthening ship to shore communications, increasing our vessel planning flexibility and stimulating our creative problem solving abilities. Significant new investment in global information systems is improving communications and information systems on board ships and in our offices.

Going forward, we intend to focus on maximizing the benefits of our position as we enter what appears to be a cyclical upturn phase, be it in our current size or as a bigger company, should the opportunity arise for us to use our balance sheet again. We will remain focused on creating increased value for our shareholders. In other words, we intend to remain "on course" towards pre-eminence in the global tanker industry.

I would like to thank all Teekay employees for their dedication and commitment to making this transitional year so productive. They have earned the right to take a great deal of pride in what they have achieved in 1999, namely to firmly place Teekay on an exciting strategic path for the future.

                                    [ARTWORK]

The successful integration of the Bona and Teekay fleets was completed on schedule. The company is already benefiting from the predicted synergies.




                      /sig/  Bjorn Moller
                      President and CEO

DIRECTION

                          STRICT DISCIPLINE and a clear understanding of the forces which drive the tanker cycle have enabled Teekay to take advantage of opportunities for growth, many of which occur when the market is down. Having ready access to capital during a downturn facilitates the Company's ability to react swiftly and independently.

developing strategies that capitalize

                               on the market cycle


                                    [ARTWORK]

10


MARKET REVIEW






The tanker industry is cyclical in nature, affected by several interrelated supply and demand factors.

                      [ARTWORK - Chart of Cyclical Growth]

SUPPLY AND DEMAND CYCLES

The oil tanker industry is characterized by the periodic volatility of its charter rates (TCEs). Much of this rate volatility arises from the fact that the demand for oil tankers is highly elastic while oil tanker supply is, in the short-term, relatively inelastic.

Changes in tanker demand are primarily driven by changes in oil production. This is, in turn, largely driven by oil consumption, which is, itself, closely correlated with world GDP growth, as can be seen in the accompanying graph. Oil production is also affected in the short term by variations in OPEC policies.

Overall tanker supply changes are determined by the number of new tankers delivered and the number of older vessels removed from the market through scrapping. The decision by an owner whether to scrap a vessel is, in large part, influenced by the age of the vessel, current and projected income from the vessel and the cost of any modifications that the vessel may require to pass the required periodic surveys. All of these factors are weighed against the scrap price the owner can obtain.

        [CHART]                                     [CHART]
  Aframax TCE Rates vs                           Growth in Oil
     Oil Production                                 Demand


THE CURRENT POSITION


The 1999 tanker environment was one of declining TCE rates. Aframax rates fell from the early year high of $18,000 per day to a low of approximately $10,000 per day, which persisted for the second half of the year.

Contributing to these depressed rates were low oil consumption growth in 1998 and early 1999, OPEC oil production cutbacks and a growth in the world tanker fleet.

Oil consumption growth during 1999 was 1.6%, which, while higher than 1998 growth, was still lower than growth levels seen from 1995 to 1997. By the fourth quarter of 1999, however, oil consumption growth had rebounded to peak levels seen earlier in the decade.

In the spring of 1999, OPEC responded to the slower pace of growth in global oil consumption with production cuts so deep that they triggered a draw down of world crude inventories during the balance of the year. This reduced the demand for oil transportation services and, therefore, placed downward pressure on TCE rates.

Total tanker supply grew by 2.2 mdwt (million dead weight tonnes) or 0.7% in 1999. The pace of newbuilding tanker deliveries in 1999 rose to 20.3 mdwt from
13.3 mdwt in 1998, as the large number of vessels ordered in 1997 and early 1998 entered the market. During 1999, the rate of scrapping rose sharply each quarter, with fourth quarter 1999 scrapping reaching a level close to the total of the previous six months. For the whole of 1999, a total of 17.8 mdwt was scrapped, the highest level in 14 years.

This net increase in global tanker supply combined with lower demand created an environment of low freight rates similar to the last weak market in 1992.

12

          [CHART]                                   [CHART]
   Tanker Supply/Demand                    Orderbook vs Ageing Fleet
          Balance


THE OUTLOOK


For calendar year 2000, the International Energy Agency is forecasting growth in oil consumption of 2.4%, consistent with strong world GDP growth. If this forecast oil consumption level is to be realized, oil production levels will need to step up significantly.

It is anticipated that much of the production increase will come in the form of long haul oil from Middle East OPEC, the source of most of the world's idle capacity. An increase in their level of production would have an immediate positive impact on tanker demand.

On the supply side, we believe the level of scrapping seen in the latter stages of 1999 will continue as the number of tankers reaching 25 years of age increases in 2000 and 2001. Most crude oil tankers, and virtually all Aframax tankers trading internationally, are being scrapped prior to reaching 25 years of age. It should be noted that in each of the past three years, the number of tankers scrapped has exceeded those reaching 25 years of age.

The pace of new tanker deliveries is set to decline, particularly in the latter half of 2000. The world shipyard orderbook indicates that during the next two years the pace of deliveries will drop significantly from the levels of the previous 12 months.

EFFICIENCY

                          AN EFFECTIVE BACKHAUL AND CARGO PARCELLING strategy helps improve vessel profitability, yielding higher average per day revenue than the industry standard. Teekay's uniform fleet and its increased size create greater flexibility for vessel substitution and schedule changes. Cross-functional operations teams dedicated to specific ships, ensure effective operational processes and efficient customer service.

                          optimizing fleet scheduling and utilization


                                    [ARTWORK]

14



QUALITY

                        OPERATIONAL POLICIES AND PROCEDURES are designed to safeguard personnel and protect the environment. Teekay has an excellent safety record, having set standards acknowledged to be among the highest in the industry. The Company is firmly committed to a proactive approach to loss prevention, continuously reviewing and improving safety management processes and training practices.

Upholding safety and environmental standards


                                    [ARTWORK]

                                  FLEET PROFILE

                                  as of December 31, 1999


                                                   Year                                                     Year
Tankers                   Hull Type      DWT       Built    Tankers                Hull Type      DWT       Built
-------                   ---------      ---       -----    -------                ---------      ---       -----

ONOMICHI CLASS                                              NAMURA CLASS

Hamane Spirit             Double Hull    105,300   1997     Seabridge *            Double Hull    105,200   1996
Poul Spirit               Double Hull    105,300   1995     Seamaster *            Single Hull    101,000   1990
Torben Spirit             Double Hull     98,600   1994     Torres Spirit          Single Hull     96,000   1990
Samar Spirit              Double Hull     98,600   1992     Mendana Spirit         Single Hull     81,700   1980
Leyte Spirit              Double Hull     98,600   1992
Luzon Spirit              Double Hull     98,600   1992
Mayon Spirit              Double Hull     98,600   1992     SAMSUNG CLASS
Palmstar Lotus            Single Hull    100,200   1991
Palmstar Thistle          Single Hull    100,200   1991     Aegean Pride *         Double Hull    105,300   1999
Teekay Spirit             Single Hull    100,200   1991     Kanata Spirit          Double Hull    113,000   1999
Palmstar Poppy            Single Hull    100,200   1990     Kareela Spirit         Double Hull    113,000   1999
Onozo Spirit              Single Hull    100,200   1990     Kiowa Spirit           Double Hull    113,000   1999
Palmstar Cherry           Single Hull    100,200   1990     Koa Spirit             Double Hull    113,000   1999
Palmstar Rose             Single Hull    100,200   1990     Kyeema Spirit          Double Hull    113,000   1999
Palmstar Orchid           Single Hull    100,200   1989     Silver Paradise *      Double Hull    105,200   1998

HYUNDAI CLASS                                               OTHER AFRAMAX

Falster Spirit            Double Hull     95,400   1995     Bornes **              Double Sides    88,900   1990
Gotland Spirit            Double Hull     95,400   1995     Shannon Spirit         Single Hull     99,300   1987
Sotra Spirit              Double Hull     95,400   1995     Cook Spirit            Double Sides    91,500   1987
Shilla Spirit             Single Hull    106,700   1990     Clare Spirit           Single Hull     95,200   1986
Ulsan Spirit              Single Hull    106,700   1990     Magellan Spirit        Double Sides    95,000   1985
Dampier Spirit (FSO)      Single Hull    106,700   1988
Namsan Spirit             Single Hull    106,700   1988                        Subtotal Aframax 5,983,000

Pacific Spirit            Single Hull    106,700   1988
Pioneer Spirit            Single Hull    106,700   1988
Mersey Spirit             Double Sides    94,700   1986     OIL/BULK/ORE (OBO) CARRIERS
Clyde Spirit              Double Sides    94,700   1985
                                                            Victoria Spirit        Double Hull    103,200   1993
                                                            Vancouver Spirit       Double Hull    103,200   1992
IMABARI CLASS                                               Teekay Fulmar          Double Bottom   78,500   1983
                                                            Teekay Forum           Double Bottom   78,500   1983
Nassau Spirit             Double Hull    107,000   1998     Teekay Fortuna **      Double Bottom   78,500   1982
Senang Spirit             Double Hull     95,700   1994     Teekay Fountain        Double Bottom   78,500   1982
Sebarok Spirit            Double Hull     95,700   1993     Teekay Freighter **    Double Bottom   75,400   1982
Seraya Spirit             Double Sides    97,300   1992     Teekay Fair            Double Hull     75,500   1981
Seafalcon *               Double Sides    97,300   1990     Teekay Favour          Double Bottom   82,500   1981
Alliance Spirit           Double Sides    97,300   1989     Teekay Foam            Double Bottom   78,500   1981
Sentosa Spirit            Double Sides    97,300   1989
Seletar Spirit            Double Sides    95,000   1988            Subtotal Oil/Bulk/Ore Carriers 832,300
Semakau Spirit            Double Sides    97,300   1988
Singapore Spirit          Double Sides    97,300   1987
Sudong Spirit             Double Sides    97,300   1987     OTHER SIZE TANKERS

                                                            Inago **               Double Sides   159,800   1993
MITSUBISHI CLASS                                            Musashi Spirit         Single Hull    280,700   1993
                                                            Erati **               Double Sides   159,700   1992
Kyushu Spirit             Double Sides    95,600   1991     Palmerston             Double Bottom   36,700   1990
Sabine Spirit             Double Sides    84,800   1989     Barrington             Double Hull     33,300   1989
Koyagi Spirit             Single Hull     96,000   1989     Scotland               Double Sides    40,800   1982
Columbia Spirit           Double Sides    84,800   1988
Hudson Spirit             Double Sides    84,800   1988     Subtotal Other Tankers                711,000

                                                                                      TOTAL DWT 7,526,500
MITSUI CLASS

Shetland Spirit           Double Hull    106,200   1994
Orkney Spirit             Double Hull    106,200   1993


*Time Chartered-in                                          ** Partially owned
                                                            vessels
(FSO) Floating storage and off-take vessel                  (Bornes, Inago, Erati 50%; Teekay Fortuna 67%;
                                                            Teekay Freighter 52%)

16



STABILITY

                             COST EFFECTIVE OPERATIONS and a strong balance sheet have contributed to the Company's ability to endure volatile market conditions. Ready access to capital allows Teekay to take advantage of growth opportunities during downturns while maintaining balance sheet integrity.

    maintaining a strong  balance sheet


                                    [ARTWORK]

                                FINANCIAL REVIEW

                                   [ARTWORK]

18


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Teekay has changed its fiscal year end from March 31 to December 31, effective December 31, 1999, in order to facilitate comparison of its operating results to those of other companies in the transportation industry.

GENERAL

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. The Company's fleet consists of 76 vessels (including five vessels time-chartered-in and three vessels owned by a joint venture), for a total cargo-carrying capacity of approximately 7.5 million tonnes.

   During the nine months ended December 31, 1999, approximately 61% of the Company's net voyage revenues were derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the nine months ended December 31, 1999, approximately 13% of net voyage revenues were generated by time charters and COAs priced on a spot market basis. In the aggregate, approximately 74% of the Company's net voyage revenues during the nine months ended December 31, 1999 were derived from spot voyages or time charters and COAs priced on a spot market basis, with the remaining 26% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations and net income.

   Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

   In December 1997, the Company acquired two vessels and related shore support services from an Australian affiliate of Caltex Petroleum. These two tankers, together with one of the Company's existing Aframax tankers, have been time chartered to the Caltex affiliate in connection with the Company's provision of Caltex's oil transportation requirements formerly provided by that affiliate. In addition, the Company has converted one of its existing vessels to a floating storage and off-loading vessel, which is sharing crews with the vessels employed in the Caltex arrangement (together with the other three vessels involved in this arrangement, the "Australian Vessels"). Vessel operating expenses for the Australian Vessels are substantially higher than those for the rest of the Company's fleet, primarily as a result of higher costs associated with employing an Australian crew. The time-charter rates for the Australian Vessels are correspondingly higher to compensate for these increased costs. During the nine months ended December 31, 1999, the Australian Vessels earned net voyage revenues and an average TCE rate (as defined below) of $27.2 million and $25,218, respectively, and incurred vessel operating expenses of $9.3 million, or $8,485 on a per ship per day basis. In comparison, during the year ended March 31, 1999, the Australian Vessels earned net voyage revenues and an average TCE rate of $38.2 million and $26,329, respectively, and incurred vessel operating expenses of $14.9 million, or $10,173 on a per ship per day basis. The results of the Australian Vessels are included in the Company's Consolidated Financial Statements included herein.

ACQUISITION OF BONA SHIPHOLDING LTD.

On June 11, 1999, the Company acquired Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of the Company's common stock. Bona was the third largest operator of medium-size tankers, controlling a fleet of vessels consisting of 15 Aframax tankers, eight oil/bulk/ore carriers and, through a joint venture, 50% interests in one additional Aframax tanker and two Suezmax tankers. Bona engaged in the transportation of oil, oil products, and dry bulk commodities, primarily in the Atlantic region. Through this acquisition, the Company has combined Bona's market strength in the Atlantic region with the Company's franchise in the Indo-Pacific Basin. For the year ended December 31, 1998, Bona earned net voyage revenues of $148.9 million resulting in income from vessel operations of $29.5 million and net income of $16.6 million.

   The acquisition of Bona has been accounted for using the purchase method of accounting. Bona's operating results are reflected in the Company's financial statements commencing June 11, 1999.

   As a result of this acquisition, the Company anticipates annual cost savings of approximately $10 million, commencing after an estimated 12-month integration period, through a reduction in combined overhead costs, increased purchasing power, and other operational efficiencies. The Company also believes that the acquisition will create revenue enhancement opportunities as a result of owning a larger fleet with a greater selection of vessels to match customer demands and enable the Company to further extend the breadth of services provided to its customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS (CONT'D)

   Historically, the Company has depreciated its vessels for accounting purposes over an economic life of 20 years down to estimated residual values. Bona depreciated its vessels over an economic life of 25 years down to estimated scrap values, the method used by the majority of companies in the shipping industry. Effective April 1, 1999, the Company revised the estimated useful life of its vessels to 25 years and also replaced the estimated residual values with estimated scrap values. Since such changes, the Company's average depreciation expense per vessel has decreased from historical levels.

   As a result of the Bona acquisition, the Company expects that its general and administrative expenses, while remaining relatively stable on a per vessel basis during the first few fiscal quarters of combined operations, will begin to decline on a per vessel basis as efficiencies are obtained from the integration of the two companies' operations. The Company's interest expense has increased as a result of debt that was assumed as part of the acquisition.

   All oil/bulk/ore carriers ("O/B/O") owned by Bona have been operated through an O/B/O pool managed by a subsidiary of Bona. Net voyage revenues from the O/B/O pool are currently included on a 100% basis in the Company's consolidated financial statements. Where the Company owns less than 50% of a vessel, the minority participants' share of the O/B/O pool is reflected as a time charter hire expense. The Company anticipates that these O/B/Os will earn lower average TCE rates than the rest of the Teekay fleet as these vessels command lower rates than modern Aframax tankers under typical market conditions, which reflects the lower capital cost of these vessels.

RESULTS OF OPERATIONS

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE ") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

NINE MONTHS ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED MARCH 31, 1999

As a result of the Company's change in fiscal year end from March 31 to December 31, the current fiscal period's results are for the nine month period ended December 31, 1999, while the comparative results are for the twelve month period ended March 31, 1999. Where indicated in the following discussions, percentage change figures reflect the annualized results for the nine month period ended December 31, 1999. The annualized results for the nine month period ended December 31, 1999 are not necessarily indicative of those for a full fiscal year.

   The results for the nine month period ended December 31, 1999 includes the results of Bona commencing June 11, 1999. On an annualized basis, the Company's average fleet size increased 39.5% in the nine month period ended December 31, 1999 compared to the year ended March 31, 1999.

   Aframax TCE rates declined during the second half of 1998 and 1999 due to a reduction in tanker demand, oil production cutbacks and a large number of newbuilding deliveries. TCE rates will be dependent upon oil production levels, oil consumption growth, the number of vessels scrapped and charterers' preference for modern tankers. As a result of the Company's dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company's revenues and earnings.

   Net voyage revenues were $248.4 million in the nine month period ended December 31, 1999, as compared to $318.4 million in the year ended March 31, 1999, representing a 4.0% increase on an annualized basis from the year ended March 31, 1999. This is mainly the result of an increase in fleet size, offset by a 31.5% decrease in the Company's average TCE rate, excluding the Australian Vessels, of $13,410 for the nine month period ended December 31, 1999, from $19,576 for the year ended March 31, 1999. As of December 31, 1999, the Company changed its process of estimating net voyage revenues from a load port-to-load port basis to a discharge port-to-discharge port basis, which is consistent with most other shipping companies. This change in voyage estimate resulted in a one-time increase in net voyage revenues of $5.7 million for the nine month period ended December 31, 1999.

   Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lubes, and communication expenses, increased to $98.8 million in the nine month period ended December 31, 1999 from $84.4 million in the year ended March 31, 1999, representing a 56.1% increase on an annualized basis. This increase was mainly the result of the addition of the Bona vessels, which currently have higher operating expenses than the remainder of Teekay's fleet.

20


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS (CONT'D)



   Time charter hire expense was $30.7 million in the nine month period ended December 31, 1999, up from $29.7 million in the year ended March 31, 1999, primarily due to the Bona acquisition. The minority pool participants' net voyage revenues in the O/B/O pool managed by a Bona subsidiary is reflected as time charter hire expense. The average number of vessels time-chartered-in by the Company was four in the nine month period ended December 31, 1999, the same as in the year ended March 31, 1999.

   Depreciation and amortization expense decreased to $68.3 million in the nine month period ended December 31, 1999, from $93.7 million in the year ended March 31, 1999, representing a 2.8% decrease on an annualized basis. This reflects the change in estimated useful life of the vessels from 20 to 25 years, partially offset by the increase in fleet size arising from the acquisition of Bona. Depreciation and amortization expense included amortization of drydocking costs of $6.3 million and $8.6 million in the nine month period ended December 31, 1999 and in the year ended March 31, 1999, respectively. Had Teekay retained its previous depreciation policy and applied this policy to the Bona fleet, depreciation expense would have been $22.5 million higher in the current period.

   General and administrative expenses were $27.0 million in the nine month period ended December 31, 1999, as compared to $25.0 million in the year ended March 31, 1999, representing a 44.1% increase on an annualized basis primarily as a result of the acquisition of Bona.

   Interest expense increased to $45.0 million in the nine month period ended December 31, 1999 from $44.8 million in the year ended March 31, 1999, representing a 33.9% increase on an annualized basis. This increase reflects the $386 million in additional debt assumed as part of the Bona acquisition and an increase in interest rates.

   Interest income decreased to $5.8 million in the nine month period ended December 31, 1999 from $6.4 million in the year ended March 31, 1999. On an annualized basis, interest income increased by 20.8% as a result of increased interest rates and higher cash and marketable securities balances.

   Other loss of $4.0 million in the nine month period ended December 31, 1999 consisted primarily of future income taxes related to the Australian Vessels and one-time employee and severance-related costs, partially offset by equity income from a 50%-owned joint venture. Other income of $5.5 million in the year ended March 31, 1999 consisted primarily of gains on the sale of vessels.

   As a result of the foregoing factors, net loss was $19.6 million in the nine month period ended December 31, 1999, compared to net income of $45.4 million in the year ended March 31, 1999. The results for the year ended March 31, 1999 included an extraordinary loss of $7.3 million on the redemption of the Company's 9 5/8% First Preferred Ship Mortgage Notes (the "9 5/8% Notes"), and gains on asset sales of $7.1 million. There were no extraordinary items and no asset sales in the nine month period ended December 31, 1999.

YEAR ENDED MARCH 31, 1999 ("FISCAL 1999") VERSUS YEAR ENDED MARCH 31, 1998 ("FISCAL 1998")

Operating results for these two fiscal years generally reflect a cyclical peak in average TCE rates in fiscal 1998 followed by a decline in TCE rates experienced by the Company's fleet during the second half of fiscal 1999 and growth in the size of the Company's fleet. In addition, the fiscal 1999 results include a full year of results from the four Australian Vessels whereas the fiscal 1998 results only include approximately three months of results from three of the Australian Vessels, which have higher operating expenses and earn correspondingly higher TCE rates. The Company sold two of its older Aframax tankers during the fiscal year ended March 31, 1999 and added four newer Aframax tankers (including three time-chartered-in vessels) to its fleet during the same period. As a result, the Company's average fleet size increased by two vessels, or 8.9%, in fiscal 1999 compared to fiscal 1998, following an earlier increase of two vessels, or 4.9% in fiscal 1998.

   Net voyage revenues increased 4.3% to $318.4 million in fiscal 1999 from $305.3 million in fiscal 1998, reflecting the increase in the Company's fleet size and higher TCE rates earned on the Australian Vessels, partially offset by lower spot TCE rates. The Company's average overall TCE rate in fiscal 1999, excluding the Australian Vessels, was down 8.4% to $19,576 from $21,373 in fiscal 1998.

   Vessel operating expenses increased 19.7% to $84.4 million in fiscal 1999 from $70.5 million in fiscal 1998, mainly as a result of higher crewing costs associated with the Australian Vessels and an adjustment to crew wage rates and salaries effective April 1, 1998.

   Time-charter hire expense was $29.7 million in fiscal 1999, up from $10.6 million in fiscal 1998, as the average number of vessels time-chartered-in by the Company increased to four in fiscal 1999 from two in fiscal 1998.

   Depreciation and amortization expense decreased by 1.3% to $93.7 million in fiscal 1999 from $94.9 million in fiscal 1998, primarily as a result of lower amortization of drydocking costs during the current year due to fewer scheduled drydockings compared to the previous fiscal year. Depreciation and amortization expense included amortization of drydocking costs of $8.6 million and $11.7 million in fiscal years 1999 and 1998, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS (CONT'D)

   General and administrative expenses rose 16.1% to $25.0 million in fiscal 1999 from $21.5 million in fiscal 1998, primarily as a result of the hiring of additional personnel in connection with the expansion of the Company's operations, particularly in Australia. The fiscal 1999 results include the Australian Vessels for the full year in comparison to three months in fiscal 1998 for three of the Australian Vessels.

   Interest expense decreased by 20.4% to $44.8 million in fiscal 1999 from $56.3 million in fiscal 1998, reflecting the reduction in the Company's total debt and lower average interest rates on debt borrowings. In June 1998, the Company completed a public offering of its Common Stock resulting in net proceeds to the Company of approximately $69.0 million. These net proceeds, together with other funds, were applied in August 1998 to redeem the Company's outstanding 9 5/8% Notes.

   Other income of $5.5 million in fiscal 1999 consisted primarily of $7.1 million in gains on the sale of two vessels, offset partially by $1.9 million in income taxes related to the Australian Vessels. Other income of $11.2 million in fiscal 1998 consisted primarily of gains on the sale of vessels.

   As a result of the foregoing factors, net income was $45.4 million in fiscal 1999, compared to net income of $70.5 million in fiscal 1998. Net income for fiscal 1999 included an extraordinary loss of $7.3 million arising from the redemption of the 9 5/8% Notes and gains on asset sales of $7.1 million. Net income for fiscal 1998 included $14.4 million in gains on asset sales.

   The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior years' results, unless otherwise indicated, the figures in the table below exclude the results from the Company's Australian Vessels.

                                                  NINE MONTHS ENDED   YEAR ENDED   YEAR ENDED
                                                       DECEMBER 31,    MARCH 31,    MARCH 31,
                                                               1999         1999        1998
                                                  -----------------   ----------   ----------


International Fleet:
Average number of ships ..............................           61           43           42
                                                           --------     --------     --------
Total calendar ship-days .............................       16,797       15,612       15,341
                                                           --------     --------     --------
Revenue generating ship-days (A) .....................       15,807       14,647       14,229
                                                           --------     --------     --------
Net voyage revenue before commissions (1) (B) (000s)..     $211,971     $286,735     $304,115
                                                           --------     --------     --------
TCE (B/A) ............................................     $ 13,410     $ 19,576     $ 21,373
                                                           --------     --------     --------
Operating results per calendar ship-day:
  Net voyage revenue .................................     $ 12,190     $ 17,950     $ 19,358
  Vessel operating expense ...........................        5,719        4,969        4,554
  General and administrative expense .................        1,510        1,465        1,375
  Drydocking expense .................................          392          613          765
                                                           --------     --------     --------
Operating cash flow per calendar ship-day ............     $  4,569     $ 10,903     $ 12,664
                                                           --------     --------     --------
Australian Vessels:
  Operating cash flow per calendar ship-day ..........     $ 14,643     $ 14,509     $ 13,482
                                                           --------     --------     --------
Total Fleet:
  Operating cash flow per calendar ship-day ..........     $  5,177     $ 11,171     $ 12,682
                                                           --------     --------     --------

(1) Nine months ended December 31, 1999 figure excludes the $5.7 million adjustment arising from the change in voyage estimate from a load port-to-load port basis to a discharge port-to-discharge port basis.

LIQUIDITY AND CAPITAL RESOURCES

The Company's total liquidity, including cash, restricted cash, marketable securities and undrawn long-term lines of credit, was $237.4 million as at December 31, 1999, up from $143.3 million as at March 31, 1999, and $186.3 million as at March 31, 1998. The increase in liquidity during the nine month period ended December 31, 1999 was primarily the result of drawing an additional $100 million under one of the Company's revolving credit facilities.

   Net cash flow from operating activities decreased to $51.5 million in the nine month period ended December 31, 1999, compared to $137.7 million in the year ended March 31, 1999, and $161.1 million in the year ended March 31, 1998. This primarily reflects the change in TCE rates during these periods.

   Scheduled debt repayments were $32.3 million during the nine month period ended December 31, 1999, compared to $50.6 million in the year ended March 31, 1999 and $33.9 million in the year ended March 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS (CONT'D)

   Dividends declared during the nine month period ended December 31, 1999 were $23.17 million, or $0.645 per share, of which $23.15 million was paid in cash and the remainder was paid in the form of shares of Common Stock issued under the Company's dividend reinvestment plan.

   During the nine month period ended December 31, 1999, the Company incurred capital expenditures for vessels and equipment of $23.3 million, consisting mainly of payments made towards the two newbuilding double-hull Aframax tankers delivered in July and September of 1999. Cash expenditures for drydocking were $6.6 million in the nine month period ended December 31, 1999 compared to $11.7 million in the year ended March 31, 1999 and $18.4 million in the year ended March 31, 1998. There were fewer scheduled drydockings than usual during the nine month period ended December 31, 1999.

   As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

MARKET RATE RISKS

The Company is exposed to market risk from foreign currency and changes in interest rate fluctuations. The Company uses interest rate swaps and forward foreign currency contracts to manage these risks, but does not use financial instruments for trading or speculative purposes.

INTEREST RATE RISK

The Company invests its cash and marketable securities in financial instruments with maturities of less than three months within the parameters of its investment policy and guidelines.

  The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. The differential to be paid or received under these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

FOREIGN EXCHANGE RATE RISK

The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese yen, Singapore dollars, Canadian dollars, Australian dollars and Norwegian kroner. During the nine months ended December 31, 1999, approximately 20.4% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

   The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

                                                 CARRYING AMOUNT
                                  CONTRACT       ---------------          FAIR
(IN USD 000'S)                      AMOUNT    ASSET     LIABILITY        VALUE
--------------                    --------    -----     ---------        -----

DECEMBER 31, 1999
FX Forward Contracts ........  $     4,448    $ --     $       --    $      (20)
Interest Rate Swap Agreements      200,000      --             --         4,488
Debt ........................    1,085,167      --      1,085,167     1,060,417

MARCH 31, 1999
FX Forward Contracts ........  $     2,905    $ --     $       --    $      (22)
Debt ........................      641,719      --        641,719       637,219
                               -----------    ----     ----------    ----------

YEAR 2000 COMPLIANCE

The Company relies on computer systems, software, databases, third party electronic data interchange interfaces and embedded processors to operate its business. The Company successfully implemented a program to systematically address the Year 2000 problem. The Company was Year 2000 compliant prior to the rollover to the Year 2000. The Company will continue to monitor electronic date recognition issues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS (CONT'D)


FORWARD-LOOKING STATEMENTS

The Company's Annual Report on Form 20-F for the nine months ended December 31, 1999 and this Annual Report to Shareholders for 1999 contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates in the near-term; tanker supply and demand; supply and demand for oil; the Company's market share; future capital expenditures; the Company's growth strategy and measures to implement such strategy; the Company's competitive strengths; future success of the Company; cost savings and other benefits that may be realized in connection with the Bona acquisition; and Year 2000 compliance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers' preference for modern tankers; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the Company's ability to successfully integrate Bona into the Company's operations; and other factors detailed from time to time in the Company's periodic reports filed with the U.S Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

24


AUDITORS' REPORT



To the Shareholders of
TEEKAY SHIPPING CORPORATION

We have audited the accompanying consolidated balance sheets of Teekay Shipping Corporation and subsidiaries as of December 31, 1999 and March 31, 1999, and the related consolidated statements of income and retained earnings and cash flows for the nine month period ended December 31, 1999 and for the years ended March 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Shipping Corporation and subsidiaries as at December 31, 1999 and March 31, 1999, and the consolidated results of their operations and their cash flows for the nine month period ended December 31, 1999 and for the years ended March 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

Nassau, Bahamas,                                 [ARTWORK]
February 11, 2000                                Chartered Accountants

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars, except per share amounts)


                                           NINE MONTHS ENDED     YEAR ENDED     YEAR ENDED
                                                DECEMBER 31,      MARCH 31,      MARCH 31,
                                                        1999           1999           1998
                                           -----------------     ----------     ----------

NET VOYAGE REVENUES
Voyage revenues ..............................     $ 377,882      $ 411,922      $ 406,036
Voyage expenses ..............................       129,532         93,511        100,776
                                                   ---------      ---------      ---------
Net voyage revenues ..........................       248,350        318,411        305,260
                                                   ---------      ---------      ---------
OPERATING EXPENSES
Vessel operating expenses ....................        98,780         84,397         70,510
Time charter hire expense ....................        30,681         29,666         10,627
Depreciation and amortization ................        68,299         93,712         94,941
General and administrative ...................        27,018         25,002         21,542
                                                   ---------      ---------      ---------
                                                     224,778        232,777        197,620
                                                   ---------      ---------      ---------
INCOME FROM VESSEL OPERATIONS ................        23,572         85,634        107,640

OTHER ITEMS
Interest expense .............................       (44,996)       (44,797)       (56,269)
Interest income ..............................         5,842          6,369          7,897
Other income (loss) (note 11) ................        (4,013)         5,506         11,236
                                                   ---------      ---------      ---------
                                                     (43,167)       (32,922)       (37,136)
                                                   ---------      ---------      ---------
Net income (loss) before extraordinary loss ..       (19,595)        52,712         70,504
Extraordinary loss on bond redemption (note 6)            --         (7,306)            --
                                                   ---------      ---------      ---------
Net income (loss) ............................       (19,595)        45,406         70,504
Retained earnings, beginning of the period ...       446,897        428,102        382,178
                                                   ---------      ---------      ---------
                                                     427,302        473,508        452,682
Dividends declared ...........................       (23,172)       (26,611)       (24,580)
                                                   ---------      ---------      ---------
RETAINED EARNINGS, END OF THE PERIOD .........     $ 404,130      $ 446,897      $ 428,102
                                                   ---------      ---------      ---------
BASIC EARNINGS PER COMMON SHARE (note 9)
o Net income (loss) before extraordinary loss      $   (0.54)     $    1.70      $    2.46
o Net income (loss) ..........................     $   (0.54)     $    1.46      $    2.46
DILUTED EARNINGS PER COMMON SHARE (note 9)
o Net income (loss) before extraordinary loss      $   (0.54)     $    1.70      $    2.44
o Net income (loss) ..........................     $   (0.54)     $    1.46      $    2.44
                                                   =========      =========      =========


The accompanying notes are an integral part of the consolidated financial statements.

26


CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)


                                                            AS AT          AS AT
                                                     DECEMBER 31,      MARCH 31,
                                                             1999           1999
                                                     ------------      ---------

ASSETS

Current
Cash and cash equivalents ........................     $  220,327     $  118,435
Marketable securities (note 4) ...................             --          8,771
Accounts receivable ..............................         30,753         22,995
Prepaid expenses and other assets ................         29,579         16,195
                                                       ----------     ----------
Total current assets .............................        280,659        166,396
                                                       ----------     ----------
Marketable securities (note 4) ...................          6,054          5,050
Vessels and equipment (notes 1 and 6)
At cost, less accumulated depreciation of $624,727
 (March 31, 1999 - $557,946) ......................     1,666,755      1,218,916
Advances on newbuilding contracts ................             --         55,623
                                                       ----------     ----------
Total vessels and equipment ......................      1,666,755      1,274,539

Investment in joint venture ......................         19,402             --
Other assets .....................................          9,814          6,235
                                                       ----------     ----------
                                                       $1,982,684     $1,452,220
                                                       ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable .................................     $   20,431     $   11,926
Accrued liabilities (note 5) .....................         39,515         19,285
Current portion of long-term debt (note 6) .......         66,557         39,058
                                                       ----------     ----------
Total current liabilities ........................        126,503         70,269
                                                       ----------     ----------
Long-term debt (note 6) ..........................      1,018,610        602,661
Other long-term liabilities ......................          3,400          1,900
                                                       ----------     ----------
Total liabilities ................................      1,148,513        674,830
                                                       ----------     ----------
Minority interest ................................          2,104             --

Stockholders' equity
Capital stock (note 9) ...........................        427,937        330,493
Retained earnings ................................        404,130        446,897
                                                       ----------     ----------
Total stockholders' equity .......................        832,067        777,390
                                                       ----------     ----------
                                                       $1,982,684     $1,452,220
                                                       ==========     ==========

Commitments and contingencies (notes 7 and 10)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)


                                                NINE MONTHS ENDED     YEAR ENDED     YEAR ENDED
                                                     DECEMBER 31,      MARCH 31,      MARCH 31,
                                                             1999           1999           1998
                                                -----------------     ----------     ----------


Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss) .................................     $ (19,595)     $  45,406      $  70,504
Add (deduct) charges to operations not requiring
 a payment of cash and cash equivalents:
Depreciation and amortization .....................        68,299         93,712         94,941
Gain on disposition of assets .....................            --         (7,117)       (14,392)
Loss on bond redemption ...........................            --          7,306          2,175
Equity income .....................................          (721)            --            (45)
Future income taxes ...............................         1,500          1,900             --
Other .............................................         1,134          1,218          2,735
Change in non-cash working capital items related to
 operating activities (note 12) ...................           896         (4,717)         5,201
                                                        ---------      ---------      ---------
Net cash flow from operating activities ...........        51,513        137,708        161,119
                                                        ---------      ---------      ---------
FINANCING ACTIVITIES
Proceeds from long-term debt ......................       100,000        230,000        208,600
Scheduled repayments of long-term debt ............       (32,252)       (50,577)       (33,876)
Prepayments of long-term debt .....................       (10,000)      (268,034)      (150,655)
Net proceeds from issuance of Common Stock ........            --         68,751          5,126
Cash dividends paid ...............................       (23,150)       (26,222)       (15,990)
Capitalized loan costs ............................            --           (690)          (994)
                                                        ---------      ---------      ---------
Net cash flow from financing activities ...........        34,598        (46,772)        12,211
                                                        ---------      ---------      ---------
INVESTING ACTIVITIES
Expenditures for vessels and equipment ............       (23,313)       (85,445)      (197,199)
Expenditures for drydocking .......................        (6,598)       (11,749)       (18,376)
Proceeds from disposition of assets ...............            --         23,435         33,863
Net cash acquired through purchase of
Bona Shipholding Ltd. (note 3) ....................        51,774             --             --
Acquisition costs related to purchase of
Bona Shipholding Ltd. (note 3) ....................       (13,806)            --             --
Net cash flow from investment .....................            --             --          6,380
Proceeds on sale of available-for-sale securities .        13,724         13,305         14,854
Purchases of available-for-sale securities ........        (6,000)            --        (42,154)
Other .............................................            --             --           (268)
                                                        ---------      ---------      ---------
Net cash flow from investing activities ...........        15,781        (60,454)      (202,900)
                                                        ---------      ---------      ---------
Increase (decrease) in cash and cash equivalents ..       101,892         30,482        (29,570)
Cash and cash equivalents, beginning of the period        118,435         87,953        117,523
                                                        ---------      ---------      ---------
Cash and cash equivalents, end of the period ......     $ 220,327      $ 118,435      $  87,953
                                                        =========      =========      =========

The accompanying notes are an integral part of the consolidated financial statements.

28



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation ("Teekay"), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the "Company"). Significant intercompany items and transactions have been eliminated upon consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

REPORTING CURRENCY The consolidated financial statements are stated in U.S. dollars because the Company operates in international shipping markets which utilize the U.S. dollar as the functional currency.

CHANGE IN FISCAL YEAR END The Company changed its fiscal year end from March 31 to December 31, effective December 31, 1999. The following is a summary of selected financial information for the comparative twelve and nine month periods ended December 31, 1999 and 1998:

                                                   TWELVE MONTHS          TWELVE MONTHS          NINE MONTHS
                                                           ENDED                  ENDED                ENDED
                                                    DECEMBER 31,           DECEMBER 31,         DECEMBER 31,
                                                            1999                   1998                 1998
                                                   -------------           ------------         ------------

                                                      (UNAUDITED)            (UNAUDITED)          (UNAUDITED)
RESULTS OF OPERATIONS
Net voyage revenues .......................            $ 318,348              $ 327,016             $ 248,413
Income from vessel operations .............               34,189                103,660                75,017
Net income (loss) before extraordinary loss              (17,723)                66,451                50,840
Net income (loss) .........................              (17,723)                59,145                43,534
Net income (loss) before extraordinary loss
 per common share
  - basic and diluted .....................                (0.50)                  2.19                  1.65
Net income (loss) per common share
  - basic and diluted .....................                (0.50)                  1.95                  1.41
CASH FLOWS
Net cash flow from operating activities ...               71,633                151,779               117,588
Net cash flow from financing activities ...               76,948                (74,407)              (89,122)
Net cash flow from investing activities ...                5,613               (127,372)              (50,286)

OPERATING REVENUES AND EXPENSES Voyage revenues and expenses are recognized on the percentage of completion method of accounting. The Company has refined its estimation process from a load-to-load basis to a discharge-to-discharge basis under the percentage of completion method to more precisely reflect net voyage revenues. This refinement in accounting estimate resulted in an increase in net voyage revenues of $5.7 million, or 16 cents per share, for the nine month period ended December 31, 1999.

   Estimated losses on voyages are provided for in full at the time such losses become evident. The consolidated balance sheets reflect the deferred portion of revenues and expenses applicable to subsequent periods.

   Voyage expenses comprise all expenses relating to particular voyages, including bunker fuel expenses, port fees, canal tolls, and brokerage commissions. Vessel operating expenses comprise all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores, lubes, communications, and miscellaneous expenses.

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

MARKETABLE SECURITIES The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

VESSELS AND EQUIPMENT All pre-delivery costs incurred during the construction of newbuildings, including interest costs, and supervision and technical costs are capitalized. The acquisition cost and all costs incurred to restore used vessel purchases to the standard required to properly service the Company's customers are capitalized. Depreciation is calculated on a straight-line basis over a vessel's useful life from the date a vessel is initially placed in service.

   Effective April 1, 1999, the Company revised the estimated useful life of its vessels from 20 years to 25 years, consistent with most other public tanker companies. This change in accounting estimate resulted in a reduction of depreciation expense of $22.5 million, or 62 cents per share, for the nine month period ended December 31, 1999.

   Interest costs capitalized to vessels and equipment for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 aggregated $1,710,000, $3,018,000, and $283,000, respectively.

   Expenditures incurred during drydocking are capitalized and amortized on a straight-line basis over the period until the next anticipated drydocking. When significant drydocking expenditures recur prior to the expiry of this period, the remaining balance of the original drydocking is expensed in the month of the subsequent drydocking. Drydocking expenses amortized for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 aggregated $6,275,000, $8,583,000, and $11,737,000, respectively.

INVESTMENT IN JOINT VENTURES The Company has a 50% participating interest in the joint venture (Soponata-Teekay Limited). The joint venture is accounted for using the equity method whereby the investment is carried at the Company's original cost plus its proportionate share of undistributed earnings.

INVESTMENT IN THE PANAMAX OBO POOL All oil/bulk/ore carriers ("OBO") owned by the Company are operated through a Panamax OBO Pool. The participants in the Pool are the companies contributing vessel capacity to the Pool. The voyage revenues and expenses of these vessels have been included on a 100% basis in the consolidated financial statements. The minority pool participants' share of the result has been deducted as time charter hire expense.

OTHER ASSETS Loan costs, including fees, commissions and legal expenses, are capitalized and amortized on a straight line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

INTEREST RATE SWAP AGREEMENTS The differential to be paid or received, pursuant to interest rate swap agreements, is accrued as interest rates change and is recognized as an adjustment to interest expense. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

FORWARD CONTRACTS The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. Market value gains and losses are deferred and recognized during the period in which the hedged transaction is recorded in the accounts.

CASH AND CASH EQUIVALENTS The Company classifies all highly liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

   Cash interest paid during the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 totaled $63,086,000, $48,527,000, and
$55,141,000, respectively.

INCOME TAXES The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company's Australian ship-owning subsidiaries are subject to income taxes (see Note 11). The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, " Accounting for Income Taxes".

ACCOUNTING FOR STOCK-BASED COMPENSATION Under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and has disclosed the required pro forma effect on net income and earning per share as if the fair value method of accounting as prescribed in SFAS 123 had been applied (see
Note 9 - Capital Stock).

COMPREHENSIVE INCOME The Company follows Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. For the nine month period ended December 31, 1999, and the years ended March 31, 1999 and 1998, the Company did not have any components of comprehensive income.

30



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)


RECENT ACCOUNTING PRONOUNCEMENTS In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes new standards for recording derivatives in interim and annual financial statements. This statement requires recording all derivative instruments as assets or liabilities, measured at fair value. Statement No. 133, as amended by FASB Statement No. 137, is effective for fiscal years beginning after June 15, 2000. Management has not determined the impact, if any, that the adoption of the new statement will have on the consolidated results of operations or financial position of the Company.

2. BUSINESS OPERATIONS

The Company is engaged in the ocean transportation of petroleum cargoes worldwide through the ownership and operation of a fleet of tankers. All of the Company's revenues are earned in international markets.

   One customer, an international oil company, accounted for 13% ($48,140,000) of the Company's consolidated voyage revenues during the nine month period ended December 31, 1999. No other customer accounted for more than 10% of the Company's consolidated voyage revenues. During the year ended March 31, 1999, three customers, all international oil companies, individually accounted for 12% ($51,411,000), 12% ($50,727,000) and 10% ($42,797,000), respectively, of the
Company's consolidated voyage revenues. During the year ended March 31, 1998, a single customer, also an international oil company, accounted for 14% ($56,357,000) of the Company's consolidated voyage revenues.

3. ACQUISITION OF BONA SHIPHOLDING LTD.

On June 11, 1999, Teekay purchased Bona Shipholding Ltd. ("Bona") for aggregate consideration (including estimated transaction expenses of $19.0 million) of $450.3 million, consisting of $39.9 million in cash, $294.0 million of assumed debt (net of cash acquired of $91.7 million) and the balance of $97.4 million in shares of Teekay's Common Stock. Bona's operating results are reflected in these financial statements commencing the effective date of the acquisition.

   The following table shows comparative summarized condensed pro forma financial information for the nine month period ended December 31, 1999, and for the year ended March 31, 1999 and gives effect to the acquisition as if it had taken place April 1, 1998:

                                                                            PRO FORMA
                                                               ---------------------------------
                                                               NINE MONTHS ENDED      YEAR ENDED
                                                                    DECEMBER 31,       MARCH 31,
                                                                            1999            1999
                                                                      (UNAUDITED)     (UNAUDITED)
                                                               -----------------      ----------

Net voyage revenues ..................................                 $ 272,469       $ 463,696
Income from vessel operations ........................                    26,127         132,122
Net income (loss) before extraordinary loss ..........                   (22,482)         86,505
Net income (loss) ....................................                   (22,482)         79,199
Net income (loss) before extraordinary loss
per common share - basic and diluted .................                     (0.59)           2.31
Net income (loss) per common share - basic and diluted                     (0.59)           2.11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)


4. INVESTMENTS IN MARKETABLE SECURITIES

                                                                                           APPROXIMATE
                                                                 GROSS           GROSS      MARKET AND
                                                            UNREALIZED      UNREALIZED        CARRYING
                                                 COST            GAINS          LOSSES           VALUE
                                                 ----       ----------      ----------     -----------

DECEMBER 31, 1999
Available-for-sale securities................ $ 6,051          $     6         $    (3)        $ 6,054
MARCH 31, 1999
Available-for-sale securities ................ 13,865               --             (44)         13,821


        The cost and approximate market value of available-for-sale securities by contractual maturity, as at December 31, 1999 and March 31, 1999, are shown as follows:


                                                     APPROXIMATE
                                                      MARKET AND
                                                        CARRYING
                                             COST          VALUE
                                             ----    -----------


DECEMBER 31, 1999
Less than one year ..................     $    --        $    --
Due after one year through five years       6,051          6,054
                                          -------        -------
                                          $ 6,051        $ 6,054
                                          =======        =======
MARCH 31, 1999
Less than one year ..................     $ 8,771        $ 8,771
Due after one year through five years       5,094          5,050
                                          -------        -------
                                          $13,865        $13,821
                                          =======        =======



5. ACCRUED LIABILITIES

                                     DECEMBER 31,        MARCH 31,
                                             1999             1999
                                     ------------        ---------

Voyage and vessel ..................      $12,469          $ 6,868
Interest ...........................       12,619            7,552
Payroll and benefits................       14,427            4,865
                                          -------          -------
                                          $39,515          $19,285
                                          =======          =======

6. LONG-TERM DEBT

                                     DECEMBER 31,        MARCH 31,
                                             1999             1999
                                     ------------        ---------

Revolving Credit Facilities..........  $  634,000       $  169,000
First Preferred Ship Mortgage .......
 Notes (8.32%) U.S. dollar
  debt due through 2008 .............     225,000          225,000
Term Loans U.S. dollar debt
 due through 2009 ...................     226,167          247,719
                                       ----------       ----------
                                        1,085,167          641,719
Less current portion                       66,557           39,058
                                       ----------       ----------
                                       $1,018,610       $  602,661
                                       ==========       ==========

32


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)


   The Company has two long-term Revolving Credit Facilities (the "Revolvers") available, which, as at December 31, 1999, provided for borrowings of up to $645.0 million. Interest payments are based on LIBOR (December 31, 1999: 6.0%; March 31, 1999: 5.0%) plus a margin depending on the financial leverage of the Company; at December 31, 1999, the margins ranged between 0.6% and 0.9% (March 31,1999: 0.5%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collateralized by first priority mortgages granted on forty of the Company's Aframax tankers and oil/bulk/ore carriers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

   The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at December 31, 1999, the fair value of these net assets approximated $182.0 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

   Upon the 8.32% Notes achieving Investment Grade Status and subject to certain other conditions, the guarantees of the 8.32% Notes Guarantor Subsidiaries will terminate, all of the collateral securing the obligations of the Company and the 8.32% Notes Guarantor Subsidiaries under the Indenture and the Security Documents will be released (whereupon the Notes will become general unsecured obligations of the Company) and certain covenants under the Indenture will no longer be applicable to the Company.

   In August 1998, the Company redeemed the remaining $98.7 million of the 9 5/8% First Preferred Ship Mortgage Notes (the "9 5/8% Notes") which resulted in an extraordinary loss of $7.3 million, or 24 cents per share, for the year ended March 31, 1999.

   The Company has several term loans outstanding, which, as at December 31,1999, totalled $226.2 million. Interest payments are based on LIBOR plus a margin. At December 31,1999, the margins ranged between 0.65% and 1.25%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay.

   As at December 31, 1999, the Company was committed to a series of interest rate swap agreements whereby $200.0 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 3.8 years, expiring between December 2001 and February 2005. These arrangements effectively change the Company's interest rate exposure on $200.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.28%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

   Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of additional debt and new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, is limited as of December 31, 1999, to $188.0 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at December 31, 1999, this amount was $26.0 million.

   The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 1999 are $66,557,000 (fiscal 2000), $92,196,000 (fiscal 2001), $90,043,000 (fiscal 2002),
$132,157,000 (fiscal 2003), and $114,078,000 (fiscal 2004).

 7. LEASES

    Charters-out

Time charters to third parties of the Company's vessels are accounted for as operating leases. The minimum future revenues to be received on time charters currently in place are $82,204,000 (fiscal 2000), $72,158,000 (fiscal 2001),
$57,830,000 (fiscal 2002), $39,035,000 (fiscal 2003), $39,140,000 (fiscal 2004), and $132,063,000 thereafter.

    The minimum future revenues should not be construed to reflect total charter hire revenues for any of the years.

    Charters-in

Minimum commitments under vessel operating leases are $22,795,000 (fiscal 2000) and $2,981,000 (fiscal 2001).

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of all financial instruments approximate fair market value except for the following:

    LONG-TERM DEBT - The fair values of the Company's fixed rate long-term debt are based on either quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

    INTEREST RATE SWAP AGREEMENT AND FOREIGN EXCHANGE CONTRACTS - The fair value of interest rate swaps and foreign exchange contracts, used for hedging purposes, is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, the current credit worthiness of the swap counter parties and foreign exchange rates.

    The estimated fair value of the Company's financial instruments is as follows:

                                   DECEMBER 31, 1999          MARCH 31, 1999
                                -----------------------   ---------------------
                                  CARRYING         FAIR    CARRYING        FAIR
                                    AMOUNT        VALUE      AMOUNT       VALUE
                                ----------   ----------   ---------   ---------
Cash, cash equivalents and
 marketable securities .......  $  226,381   $  226,381   $ 132,256   $ 132,256
Long-term debt ...............   1,085,167    1,060,417     641,719     637,219
Interest rate swap agreements
 (note 6) ....................          --        4,488          --          --
Foreign currency contracts
 (note 10) ...................          --          (20)         --         (22)

    The Company transacts interest rate swap and foreign currency contracts with investment grade rated financial institutions and requires no collateral from these institutions.

9.  CAPITAL STOCK

                                                          COMMON      THOUSANDS
                                                           STOCK      OF SHARES
                                                       ---------      ---------
AUTHORIZED
25,000,000 Preferred Stock with a par value of
 $1 per share
725,000,000 Common Stock with a par value of
 $0.001 per share

ISSUED AND OUTSTANDING
Balance March 31, 1997 ..............................  $ 247,637         28,328
Reinvested Dividends ................................      8,590            273
Exercise of Stock Options ...........................      5,126            232
                                                       ---------      ---------
Balance March 31, 1998 ..............................    261,353         28,833
June 15, 1998 Share Offering
 2,800,000 shares at $24.7275 per share of
 Common Stock (net of share issue costs) ............     68,700          2,800
Reinvested Dividends ................................        389             13
Exercise of Stock Options ...........................         51              2
                                                       ---------      ---------
Balance March 31, 1999 ..............................    330,493         31,648
June 11, 1999 Common Stock issued on acquisition
 of Bona ............................................     97,422          6,415
Reinvested Dividends ................................         22              1
                                                       ---------      ---------
Balance December 31, 1999 ...........................  $ 427,937         38,064
                                                       =========      =========

34

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

     In June 1998, the Company sold 2,800,000 shares in a public offering. The Company used the net proceeds from the offering of approximately $69.0 million, together with other funds, to redeem the outstanding 9 5/8% Notes.

     In September 1998, the Company's shareholders approved an amendment to the Company's 1995 Stock Option Plan (the "Plan") to increase the number of shares of Common Stock reserved and available for future grants of options under the Plan by an additional 1,800,000 shares. As of December 31, 1999, the Company had reserved 3,642,000 shares of Common Stock for issuance upon exercise of options granted pursuant to the Plan. During the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998, the Company granted options under the Plan to acquire up to 1,463,500, 573,000 and 359,750 shares of Common Stock (the "Grants"), respectively, to certain eligible officers, employees (including senior sea staff), and directors of the Company. The options have a 10-year term and vest equally over four years from the data of grant.

     A summary of the Company's stock option activity, and related information for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 are as follows:


                                           DECEMBER 31, 1999       MARCH 31, 1999          MARCH 31, 1998
                                          --------------------   -------------------    --------------------
                                                    WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                      AVERAGE                AVERAGE                AVERAGE
                                          OPTIONS    EXERCISE    OPTIONS    EXERCISE    OPTIONS    EXERCISE
                                          (000'S)       PRICE    (000'S)       PRICE    (000'S)       PRICE
                                          ------    ---------    -------    --------    -------    ---------

Outstanding-beginning of period .......... 1,729     $26.46       1,161      $26.66       1,056      $23.40
Grant .................................... 1,464      17.11         573       26.05         360       33.50
Exercised ................................    --         --          (2)      21.50        (232)      22.02
Forfeited ................................   (94)     21.12          (3)      30.44         (23)      30.39
                                           -----     ------       -----      ------       -----      ------
Outstanding-end of period ................ 3,099      22.14       1,729       26.46       1,161       26.66
                                           =====     ======       =====      ======       =====      ======

Exercisable-end of period ................ 1,019      25.35         731       24.08         565       22.14
                                           =====     ======       =====      ======       =====      ======

Weighted-average fair value
  of options granted during
  the period (per option) ...............            $ 3.88                  $ 5.93                  $ 8.13
                                           ================       =================       =================


     Exercise prices for the options outstanding as of December 31, 1999 ranged from $16.88 to $33.50. These options have a weighted-average remaining contractual life of 8.18 years.

     As the exercise price of the Company's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense is recognized under APB 25.

     Had the Company recognized compensation costs for the Grants consistent with the methods recommended by SFAS 123 (see Note 1 - Accounting for Stock-Based Compensation), the Company's net income and earnings per share for the nine month period ended December 31, 1999 and the years ended March 31, 1999 and 1998 would have been stated at the pro forma amounts as follows:

                                               NINE MONTHS ENDED        YEAR ENDED          YEAR ENDED
                                                    DECEMBER 31,         MARCH 31,           MARCH 31,
                                                            1999              1999                1998
                                               -----------------        ----------          ----------
NET INCOME (LOSS):
As reported ....................................... $(19,595)            $45,406             $70,504
Pro forma .........................................  (21,828)             43,715              69,090

BASIC EARNINGS PER COMMON SHARE:
As requested ......................................    (0.54)               1.46                2.46
Pro forma .........................................    (0.60)               1.41                2.41

DILUTED EARNINGS PER COMMON SHARE:
As reported .......................................    (0.54)               1.46                2.44
Pro forma .........................................    (0.60)               1.41                2.39


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

    Basic earnings per share is based upon the following weighted average number of common shares outstanding: 36,384,000 shares for the nine month period ended December 31, 1999; 31,063,000 shares for the year ended March 31, 1999; and 28,655,000 shares for the year ended March 31, 1998. Diluted earnings per share, which gives effect to the aforementioned stock options, is based upon the following weighted average number of common shares outstanding: 36,405,000 shares for the nine month period ended December 31, 1999; 31,063,000 shares for the year ended March 31, 1999; and 28,870,000 shares for the year ended
March 31, 1998.

    The fair values of the Grants were estimated on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rates of 5.8% for the nine month period ended December 31, 1999; and 5.40%, and 6.29%, for the years ended March 31, 1999 and 1998, respectively; dividend yield of 3.0%; expected volatility of 25%; and expected lives of 5 years.

10. COMMITMENTS AND CONTINGENCIES

The Company has guaranteed 50% of the outstanding mortgage debt in the joint venture company, Soponata-Teekay Limited, totalling $28.8 million as at December 31, 1999.

    The Company has guaranteed its share of committed, uncalled capital in certain limited partnerships totalling $3.1 million as at December 31, 1999.

    As at December 31, 1999, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese yen 100 million, Singapore dollars 2.4 million and Norwegian kroner 16.0 million for U.S. dollars, at an average rate of Japanese yen 102.06 per U.S. dollar, Singapore dollar 1.65 per U.S. dollar and Norwegian kroner 7.99 per U.S. dollar, respectively, for the purpose of hedging accounts payable and accrued liabilities.

11. OTHER INCOME (LOSS)

                                                NINE        YEAR        YEAR
                                        MONTHS ENDED       ENDED       ENDED
                                        DECEMBER 31,   MARCH 31,   MARCH 31,
                                                1999        1999        1998
                                        ------------   ---------   ---------
Gain on disposition of assets ........       $    --     $ 7,117    $ 14,392
Equity in joint venture ..............           721          --          45
Write off of loan costs due to
 refinancing .........................            --          --      (1,308)
Loss on extinguishment of debt .......            --          --      (2,175)
Future income taxes ..................        (1,500)     (1,900)         --
Miscellaneous ........................        (3,234)        289         282
                                             -------     -------    --------
                                             $(4,013)    $ 5,506    $ 11,236
                                             =======     =======    ========

12. CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATED TO OPERATING ACTIVITIES

                                                NINE        YEAR        YEAR
                                        MONTHS ENDED       ENDED       ENDED
                                        DECEMBER 31,   MARCH 31,   MARCH 31,
                                                1999        1999        1998
                                        ------------   ---------   ---------
Accounts receivable ..................       $(5,462)    $ 1,332    $  2,484
Prepaid expenses and other assets ....           307      (2,409)        880
Accounts payable .....................        (6,571)     (4,238)      5,814
Accrued liabilities ..................        12,622         598      (3,977)
                                             -------     -------    --------
                                             $   896     $(4,717)   $  5,201
                                             =======     =======    ========

36



FIVE YEAR SUMMARY OF FINANCIAL INFORMATION
(U.S. dollars in thousands, except per share and per day data and ratios)


                                              9 MONTHS
                                                 ENDED                        FISCAL YEAR ENDED MARCH 31,
                                          DECEMBER 31,       -----------------------------------------------------------
                                                  1999             1999             1998            1997            1996
                                          ------------             ----             ----            ----            ----
INCOME STATEMENT DATA:
Net voyage revenues ..................      $  248,350       $  318,411       $  305,260      $  280,212      $  245,745
Income from vessel
Operations ...........................      $   23,572           85,634          107,640          94,258          76,279
Net income (loss) before
 extraordinary items .................         (19,595)          52,712           70,504          42,630          29,070
Extraordinary loss on bond
 redemption ..........................              --           (7,306)              --              --              --
Net income (loss) ....................         (19,595)          45,406           70,504          42,630          29,070

PER SHARE DATA:
Earnings per share ...................      $    (0.54)      $     1.46       $     2.46      $     1.52      $     1.17
Weighted average shares outstanding
 (thousands) .........................          36,384           31,063           28,655          28,138          24,837

BALANCE SHEET DATA (at end of period):
Total assets .........................      $1,982,684       $1,452,220       $1,460,183      $1,372,838      $1,355,301
Total stockholders' equity ...........         832,067          777,390          689,455         629,815         599,395

OTHER FINANCIAL DATA:
EBITDA ...............................      $   89,839       $  186,069       $  209,582      $  191,632      $  166,233
Net debt to capitalization (%) .......            50.8             39.6             46.9            48.0            51.0

CAPITAL EXPENDITURES:
Vessel purchases, gross ..............      $  452,584       $   85,445       $  197,199      $   65,104      $  123,843
Drydocking ...........................           4,971            7,213           12,409          23,124          11,641

FLEET DATA:
Average number of ships ..............              65               47               43              41              39
Time-charter equivalent (TCE) ........      $   13,410       $   19,576       $   21,373      $   20,356      $   18,438
Total operating cash flow per ship
 per day .............................           5,177           11,171           12,682          11,819          10,613
                                            ==========       ==========       ==========      ==========      ==========

37


BOARD OF DIRECTORS










[PHOTOGRAPH]                [PHOTOGRAPH]           [PHOTOGRAPH]              [PHOTOGRAPH]          [PHOTOGRAPH]
Sean Day                    Bjorn Moller           Axel Karlshoej            Leif O. Hoegh         Michael Dingman

Chairman of the             Director, President    Director and Chairman     Director              Director
Board of Directors          and CEO                Emeritus
------------------          -------------------    ----------------------    -----------------     ------------------------
President of Seagin                                President of Nordic       Managing Director     Chairman and Chief
International, LLC                                 Industries Inc.           of Leif Hoegh         Executive Officer of The
                                                                             (UK) Ltd.             Shipston Group Limited












[PHOTOGRAPH]                      [PHOTOGRAPH]               [PHOTOGRAPH]           [PHOTOGRAPH]
Arthur F. Coady                   Steve G.K. Hsu             Thomas Kuo-Yuen Hsu    Morris L. Feder
-------------------
Director, Executive               Director                   Director               Director
Vice President                    ---------------            -------------------    ---------------
                                  Chairman of Oak            Executive Director     President of
                                  Maritime (H.K.) Limited    of Expedo + Company    Worldwide Cargo Inc.
                                                             (London) Ltd.


CORPORATE INFORMATION

                                           Teekay Shipping Corporation
                                           4th Floor, Euro Canadian Centre
                                           Marlborough Street & Navy Lyon Road
                                           P.O. Box SS-6293
                                           Nassau
                                           Bahamas



Teekay Shipping (Canada) Ltd.              Teekay Shipping (Norway) AS             Teekay Shipping (Glasgow) Ltd.
Suite 1400, One Bentall Centre             Radhusgaten 27                          183 St. Vincent Street
505 Burrard Street                         P.O. Box 470 Sentrum                    Glasgow G2 5QD
Vancouver, BC V7X 1M5                      N-0105 Oslo                             United Kingdom
Canada                                     Norway                                  Tel: +44 (141) 222-9000
Tel: +1 (604) 683-3529                     Tel: +47 (22) 31 00 00                  Fax: +44 (141) 243-2100
Fax: +1 (604) 844-6600                     Fax: +47 (22) 31 00 01
                                                                                   Teekay Shipping Latvia
Teekay Shipping (USA), Inc.                Teekay Shipping (Australia) Pty. Ltd.   4 Torna Street, IIC, #102
One Corporate Plaza                        Level 6, Bayview Tower                  Riga LV1050
2525 Bay Area Blvd., Suite 600             1753-1765 Botany Road                   Latvia
Houston, Texas 77058-1557                  Banksmeadow NSW 2019                    Tel: +371 (7) 508092
USA                                        Australia                               Fax: +371 (7) 213069
Tel: +1 (281) 228-0595                     Tel: +61 (2) 9316-1000
Fax: +1 (281) 228-0626                     Fax: +61 (2) 9316-1001                  Teekay Shipping Philippines, Inc.
                                                                                   Ground Floor, PVB Building
Teekay Shipping (UK) Ltd.                  Teekay Shipping (Japan) Ltd.            General Luna Street
49 St. James's Street                      6F Eiyu Irifune Building                Corner Potenciana Street
London SW1A 1JT                            1-13 Irifune 3-Chome                    Intamuros, Manila
United Kingdom                             Chuo-ku, Tokyo 104-0042                 Philippines
Tel: +44 (207) 408-1555                    Japan                                   Tel: +63 (2) 527-5491
Fax: +44 (207) 408-1115                    Tel: +81 (3) 5543-2731                  Fax: +63 (2) 227-2166
                                           Fax: +81 (3) 5543-2730
Teekay Shipping (Singapore) Pte. Ltd.                                              Teekay Shipping (India) Pvt. Ltd.
8 Shenton Way, #44-03                      Teekay Shipping Limited                 817 Raheja Chambers
Temasek Tower                              4th Floor, Euro Canadian Centre         213 Nariman Point
Singapore 068811                           Marlborough Street & Navy Lyon Road     Mumbai, India 400 021
Tel: +65 221-7988                          P.O. Box SS-6293                        Tel: +91 (22) 287-2252
Fax: +65 222-3338                          Nassau                                  Fax: +91 (22) 202-5884
                                           Bahamas
                                           Tel: +1 (242) 322-8020
                                           Fax: +1 (242) 328-7330


STOCK TRANSFER AGENT
AND REGISTRAR

The Bank of New York
101 Barclay Street, 11 West
P.O. Box 11258
Church Street Station
New York, New York 10286
Tel: 1-800-524-4458

SHARE PRICE INFORMATION

The following table sets forth the New York Stock Exchange high and low prices of the Company's stock for each quarter during the nine months ending December 31, 1999:

QUARTER             HIGH             LOW       DIVIDENDS
ENDED                                          DECLARED
                                               (PER SHARE)
-------             ----             ---       -----------

June 30, 1999       $18 5/8          $15 1/8   $0.215
Sept. 30, 1999      $18 15/16        $15 3/16  $0.215
Dec. 31, 1999       $16 1/8          $13 3/4   $0.215


STOCK EXCHANGE LISTING

New York Stock Exchange
Symbol: TK
There were 38.1 million shares outstanding at December 31, 1999.

INVESTOR RELATIONS

A copy of the Company's Annual Report on Form 20-F is available by writing or calling to:

Teekay Shipping (Canada) Ltd.,
Investor Relations
1400 - 505 Burrard Street
Vancouver, B.C.
Canada V7X 1M5
Tel: (604) 844-6654
Fax: (604) 844-6619
Email: investor.relations@teekay.com
Website: www.teekay.com

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                          Teekay Shipping Corporation


                                 [TEEKAY LOGO]